UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

NOVEMBER 2026

Commission File Number: 001-42858

OBOOK Holdings Inc.

9F., No. 28, Wencheng Rd., Beitou Dist.,

Taipei City 112, Taiwan,

Republic of China

+886-2-6610-0180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change in Registrant’s Certifying Accountant

On November 13, 2026, the Audit Committee of the Board of Directors (the “Audit Committee”) of OBOOK Holdings Inc. (the “Company”) approved the proposed dismissal of KPMG, Taipei, Taiwan (PCAOB ID No. 1026) (“KPMG”), as the Company’s independent registered public accounting firm, effective November 13, 2026, and the appointment of Marcum Asia CPAs LLP (PCAOB ID No. 5395) (“Marcum Asia”) as the Company’s successor independent registered public accounting firm, effective November 13, 2026.

In addition to cost considerations, the Company’s decision to change its independent registered public accounting firm reflects the continued expansion of its OwlPay business and the Company’s increasing focus on operations and business development in the United States. As its U.S. operations continue to expand, the Company believes that engaging a U.S.-based independent registered public accounting firm will better align its audit resources with its evolving operational footprint and facilitate the coordination of its audit and related financial reporting activities.

The reports of KPMG on the Company’s consolidated financial statements for the fiscal years ended December 31, 2025 and 2024 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2025 and 2024 and the subsequent interim period through November 13, 2026, there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the subject matter of the disagreements in connection with its reports on the Company’s consolidated financial statements for such periods, nor were there any reportable events as defined in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company provided KPMG with a copy of the disclosures contained in this report and requested that KPMG furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made herein that relate to KPMG. A copy of KPMG’s letter is furnished as Exhibit 16.1 to this report.

During the fiscal years ended December 31, 2025 and 2024 and the subsequent interim period through November 13, 2026, neither the Company nor anyone acting on its behalf consulted Marcum Asia regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and no written report or oral advice was provided to the Company that Marcum Asia concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

TABLE OF CONTENTS

Exhibit 16.1	Letter from KPMG to the Securities and Exchange Commission, dated November 13, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OBOOK Holdings Inc.

By:	/s/ Chun-Kai Wang
Name:	Chun-Kai Wang
Title:	Chairman and Chief Executive Officer

Date: November 13, 2026